SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                           (Amendment No. 6)


                           MEM Company, Inc.
                           (Name of Issuer)


                Common Stock, par value $.05 per share
                    (Title of Class of Securities)


                             585-871-10-6
                            (CUSIP NUMBER)


       Elizabeth C. Mayer Grantor Trust dated December 14, 1988
                           MEM Company, Inc.
                     Northvale, New Jersey  07647
                            (201) 767-0100
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           December 4, 1996
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.











CUSIP No. 585-871-10-6
                                   13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Elizabeth C. Mayer Grantor Trust dated 10/26/88
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

    NUMBER OF            7         SOLE VOTING POWER
     SHARES                        0
  BENEFICIALLY
    0WNED BY             8         SHARED VOTING POWER
      EACH                         0
    REPORTING
     PERSON              9         SOLE DISPOSITIVE POWER
      WITH                         0

                         10        SHARED DISPOSITIVE POWER
                                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0%

14   TYPE OF REPORTING PERSON*
                                   IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





This Schedule 13D as previously amended is hereby further amended as follows:

Item 4.        Purposes of Transaction.
               _______________________

               The Company, Renaissance Cosmetics, Inc. ("RCI") and Renaissance Acquisition, Inc., a wholly-owned subsidiary of RCI ("RAI"), entered into an Agreement and Plan of Merger, dated as of August 6, 1996 (the "Merger Agreement"). On December 4, 1996, RAI was merged with and into MEM (the "Merger"), all of the issued and outstanding shares of MEM Common Stock (other than shares of MEM Common Stock held by MEM, RCI or their subsidiaries and by dissenters) were converted into the right to receive $7.50 per share and MEM became a wholly-owned subsidiary of RCI.


Item 5.        Interest in Securities of the Issuer.
               ____________________________________

               (a) As of December 4, 1996, the Trust may be deemed to be the beneficial owner of no shares of MEM Common Stock.

               (c)  As a result of the Merger, all shares of MEM
                    Common Stock beneficially owned by the Trust were converted into the right to receive
                    $7.50 per share.

               (e) On December 4, 1996, the Trust ceased to be the beneficial owner of more than five percent of MEM Common Stock.



















Signature
_________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:  January 7, 1997


                    Signature:  Elizabeth C. Mayer Grantor Trust

                                By:  /s/ Gay A. Mayer
                                     Gay A. Mayer, Trustee